Exhibit 99.1

January 27, 2017

Catalyst Paper Announces Successful Completion of Recapitalization
Richmond, (BC) - Catalyst Paper Corporation (TSX:CYT) ("Catalyst" or the "Company") announced today that the recapitalization (the "Recapitalization") and privatization (the "Privatization Transaction") of the Company have been implemented and are now effective.

Pursuant to the Recapitalization, Catalyst's outstanding 11% PIK Toggle Senior Secured Notes (the "Notes") have been exchanged into each holder of Notes' (i) pro rata share of a new US$141,924,958 secured term loan and (ii) pro rata share of new common shares of Catalyst (the "Common Shares") representing 95% of the issued and outstanding Common Shares of Catalyst after the Recapitalization. In addition, pursuant to the Privatization Transaction, all Common Shares outstanding immediately prior to the Recapitalization, other than the Common shares held by certain supporting parties, were repurchased for cancellation by Catalyst for cash consideration equal to C$0.50 per Common Share.

Concurrently with the Recapitalization, the maturity dates of the existing revolving asset-based loan facility and the existing term loan facility of the Company were extended until July 31, 2020.

The successful completion of the Recapitalization improves the Company's financial strength and reduces its financing risk by extinguishing approximately US$125 million of the principal amount of the Company's debt without adversely impacting any of Catalyst's trade vendors and other suppliers.

The Common Shares of Catalyst were delisted from the Toronto Stock Exchange ("TSX"). Catalyst has also obtained an order from the British Columbia Securities Commission confirming that, upon the effectiveness of the Recapitalization and the Privatization Transaction, Catalyst ceased to be a reporting issuer in each of the Provinces of Canada under applicable Canadian securities laws.

Catalyst also announced that it will file a certification under Form 15 with the U.S. Securities and Exchange Commission (the "SEC") today in order to voluntarily terminate the registration of its Common Shares and its reporting obligations under Section 13(a) and Section 15(d) of the U.S. Securities Exchange Act of 1934, as amended (the "Termination").  Upon filing the Form 15, the Company's reporting obligations with the SEC, including its obligation to file reports on Form 20-F and to furnish reports on Form 6-K, will be immediately suspended. The Termination is expected to become effective no later than 90 days after the filing of the Form 15, if there are no objections from the SEC prior to that date.

The Recapitalization and the Privatization Transaction are further described in the management proxy circular of the Company dated December 14, 2016, which is available on SEDAR (www.sedar.com) and on the SEC's website (www.sec.gov).

About Catalyst Paper

Catalyst Paper manufactures diverse papers such as coated freesheet, coated one side (C1S), flexible and industrial packaging, coated and uncoated groundwood, newsprint, directory, as well as market pulp. Customers include retailers, publishers, commercial printers, and converters of specialty applications in North America, Latin America, the Pacific Rim and Europe. With five mills across North America, Catalyst has annual production capacity of 2.3 million tonnes. Catalyst is headquartered in Richmond, British Columbia, Canada, and has been ranked by Corporate Knights magazine for the 10th consecutive year as one of the 50 Best Corporate Citizens in Canada.

Forward-Looking Statements

Certain statements in this news release, including, without limitation, the statements about the indebtedness and financial position of the Company, are forward-looking statements within the meaning of Canadian and United States securities laws.

These forward-looking statements are based on certain assumptions and are subject to risks and uncertainties that may cause actual results to differ materially from those contained in these statements. Accordingly, our actual results could materially differ from our expectations if known or unknown risks affect our business, or if our estimates or assumptions turn out to be inaccurate. As a result, there is no assurance that any forward-looking statements will materialize. These forward-looking statements are made as of the date of this press release and, other than as required by applicable securities laws, Catalyst does not intend to or assume any obligation to update or revise these forward-looking statements, whether as a result of new information, future events or otherwise.

For more information:

Len Posyniak
Senior Vice President, Human Resources & Corporate Services
604-247-4013